Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund

Accordingly, the following amounts have been reclassified for July 31, 2008. Net assets of the Fund were unaffected by the reclassifications.


                                                  Reduction to     Reduction to
                                                   Accumulated  Accumulated Net
                             Increase to        Net Investment    Realized Loss
                         Paid-in Capital                Income  on Investments4
                        -------------------------------------------------------
                              $1,150,723            $9,530,042       $8,379,319

4. $1,150,723 was distributed in connection with Fund share redemptions.

The tax character of distributions paid during the years ended July 31, 2008 and July 31, 2007 was as follows:

                                                   Year Ended        Year Ended
                                                July 31, 2008     July 31, 2007
                     ----------------------------------------------------------
Distributions paid from:
Ordinary income                                 $ 217,008,139     $ 113,941,721
Long-term capital gain                            204,236,957        90,425,938
                                                -------------------------------
Total                                            $421,245,096      $204,367,659